UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Summit Wireless Technologies, Inc.

(Name of Issuer)

Common Shares, par value $0.0001 per share

(Title of Class of Securities)

86633R104

(CUSIP Number)

Troy J. Rillo, Esquire

201.985.8300

1012 Springfield Avenue

Mountainside, New Jersey 07092

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications

October 18, 2019

(Date of Event, which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act out shall be subject to all other provisions of the Act, (however, see the Notes).

CUSIP No. 86633R104

	1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Matthew Beckman

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

	3.	SEC Use Only

	4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 1,500,000
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 1,500,000

	9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,500,000

	10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

	11.	Percentage of Class Represented by Amount in Row (9): 6.29%*

	12.	Type of Reporting Person (See Instructions): IN

*Percentage of Class beneficially owned by the reporting persons is based on 23,847,341 shares of Common Stock outstanding as reported by the Issuer on October 16, 2019.

CUSIP No. 86633R104

	1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

D-Beta One EQ, Ltd.

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

	3.	SEC Use Only

	4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 1,500,000
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 1,500,000

	9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,500,000

	10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

	11.	Percentage of Class Represented by Amount in Row (9): 6.29%*

	12.	Type of Reporting Person (See Instructions): OO

*Percentage of Class beneficially owned by the reporting persons is based on 23,847,341 shares of Common Stock outstanding as reported by the Issuer on October 16, 2019.

CUSIP No. 86633R104

	1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

D-Beta One Blocker EQ, Ltd. (98-1312787)
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

	3.	SEC Use Only

	4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 1,500,000
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 1,500,000

	9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,500,000

	10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

	11.	Percentage of Class Represented by Amount in Row (9): 6.29%*

	12.	Type of Reporting Person (See Instructions): OO

*Percentage of Class beneficially owned by the reporting persons is based on 23,847,341 shares of Common Stock outstanding as reported by the Issuer on October 16, 2019.

CUSIP No. 86633R104

	1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

D-Beta One Growth and Opportunity Fund Offshore, LP (98-1312519)
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

	3.	SEC Use Only

	4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 1,500,000
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 1,500,000

	9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,500,000

	10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

	11.	Percentage of Class Represented by Amount in Row (9): 6.29%*

	12.	Type of Reporting Person (See Instructions): PN

*Percentage of Class beneficially owned by the reporting persons is based on 23,847,341 shares of Common Stock outstanding as reported by the Issuer on October 16, 2019.

Cusip No. 86633R104

	1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Delta Beta Advisors, LP (81-3014898)
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

	3.	SEC Use Only

	4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 1,500,000
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 1,500,000

	9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,500,000*

	10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

	11.	Percentage of Class Represented by Amount in Row (9): 6.29%*

	12.	Type of Reporting Person (See Instructions): PN

*Percentage of Class beneficially owned by the reporting persons is based on 23,847,341 shares of Common Stock outstanding as reported by the Issuer on October 16, 2019.

Cusip No. 86633R104

	1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

D-Beta One GP, LLC (81-3005935)
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

	3.	SEC Use Only

	4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 1,500,000
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 1,500,000

	9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,500,000

	10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

	11.	Percentage of Class Represented by Amount in Row (9): 6.29%*

	12.	Type of Reporting Person (See Instructions): OO

*Percentage of Class beneficially owned by the reporting persons is based on 23,847,341 shares of Common Stock outstanding as reported by the Issuer on October 16, 2019.

Item 1.	Security and Issuer

This statement relates to shares of Common Stock, par value $0.0001 per share, of Summit Wireless Technologies, Inc. (“Summit”), a Delaware corporation. The address of the principal executive offices of the Issuer is: 6840 Via Del Oro, Ste. 280, San Jose, California 95119.

Item 2.	Identity and Background

(a)	The names of the persons (the “Reporting Persons”) filing this Schedule 13G are:
•	D-Beta One EQ, Ltd., a Cayman Islands exempt company
•	D-Beta One Blocker EQ, Ltd., a Cayman Islands exempt company
•	D-Beta One Growth and Opportunity Fund Offshore, LP, a Delaware limited partnership
•	Delta Beta Advisors, LLC, a Delaware limited liability company
•	Delta Beta Advisors, LP, a Delaware limited partnership
•	D-Beta One GP, LLC, a Delaware limited liability company
•	Matthew Beckman, a citizen of the United States of America

(b)	The principal business and principal office address of each Reporting Person is 1012 Springfield Avenue, Mountainside, New Jersey 07092. Each Reporting Person is in the business of managing investments.

(c)	See Item 2(a) above for the Reporting Persons place of organization or citizenship, as applicable.

(d)	The title of class of securities is: Common Stock, par value $0.0001 per share.

(e)	The Issuer’s CUSIP is: 86633R104.

Item 3.	If the statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 of the Act (15 U.S.C. 78o);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J); or
(k)	☒	Group, in accordance with 240.13d(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,500,000

(b)	Percentage of Class: 6.29%*

(c)	Number of shares as to which the person has:

(i)	Sole Power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,500,000
(iii)	Sole power to dispose or to direct the disposition: 0
(iv)	Shared power to dispose or to direct the disposition: 1,500,000

*Percentage of Class beneficially owned by the reporting persons is based on 23,847,341 shares of Common Stock outstanding as reported by the Issuer on October 16, 2019.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than five percent on Behalf of Another Person.

The reporting persons directly or indirectly own an aggregate of 1,500,000, or 6.29%, shares of Common Stock of Summit Wireless Technologies, Inc. (“Summit”) as of the date of this filing. D-Beta One EQ, Ltd. and the other reporting persons shared the power to vote and dispose any such Common Stock.

Direct beneficial ownership of such Common Stock by the reporting persons is as follows:

•	D-Beta One EQ, Ltd. – 1,500,000
•	D-Beta One Blocker EQ, Ltd. – 0
•	D-Beta One Growth & Opportunity Fund Offshore, LP – 0
•	Delta Beta Advisors, LP – 0
•	Delta Beta Advisors, LLC – 0
•	D-Beta One GP, LLC – 0
•	Matthew Beckman – 0

In addition to the direct beneficial ownership set forth above, each reporting person is also deemed to be the indirect beneficial owner of 1,500,000 shares of Common Stock due to their shared power to vote and dispose of the Common Stock.

Below is a description of the relationship among the reporting persons:

D-Beta One EQ, Ltd. (“D-Beta”) is beneficially owned by D-Beta One Blocker EQ, Ltd. (“Blocker”), which is beneficially owned by D-Beta One Growth and Opportunity Fund Offshore, LP (the “Opportunity Fund”). Delta Beta Advisors, LP (“D-Beta Advisor”) is the investment manager to D-Beta. Delta Beta Advisors, LLC (the “Delta Advisor GP”) is the general partner to the D-Beta Advisor. D-Beta One GP, LLC (“D-Beta GP”) is the general partner to the Opportunity Fund. Matthew Beckman makes the investment decisions on behalf of D-Beta. Accordingly, each of D-Beta, the Blocker, the Opportunity Fund, the D-Beta Advisors, the Delta Advisor GP, the D-Beta GP and Matthew Beckman may be deemed affiliates and therefore may be deemed to beneficially own the same number of shares of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Member Group

See Item 6. This Schedule 13G is jointly filed by and on behalf of all of the Reporting Persons. The Reporting Persons are filing this Schedule 13G jointly, and the Joint Filing Agreement among the Reporting Persons to file jointly is incorporated herein by reference to Exhibit 99.1 to this Schedule 13G.

For purposes of this filing, each of the Reporting Persons is deemed an affiliate of each other Reporting Person. Each Reporting Person declares that neither the filing of this Schedule 13G nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

Additional information called for in this Item of Schedule 13G with respect to any person enumerated in Instruction C of Schedule 13G and required to be included in this statement (the “Listed Persons”) is included in Exhibit 99.2 hereto. The information contained in Exhibit 99.2 hereto is incorporated by reference in partial answer to this Item.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement in true, complete and correct.

REPORTING PERSON:

D-Beta One EQ, Ltd.

By:	Delta Beta Advisors, LLC
Its:	Investment Manager

By:	/s/ Troy J. Rillo, Esq.	Date:	10/18/2019
Troy J. Rillo, Esq.
Chief Compliance Officer

D-Beta One Blocker EQ, Ltd.

By:	/s/ Troy J. Rillo, Esq.	Date:	10/18/2019
Troy J. Rillo, Esq.
Chief Compliance Officer

D-Beta One Growth and Opportunity Fund Offshore, LP

By:	Delta Beta Advisors, LP
Its:	General Partner

By:	D-Beta One GP, LLC
Its:	General Partner

By:	/s/ Troy J. Rillo, Esq.	Date:	10/18/2019
Troy J. Rillo, Esq.
Chief Compliance Officer

Delta Beta Advisors, LP

By:	D-Beta One GP, LLC
Its:	General Partner

By:	/s/ Troy J. Rillo, Esq.	Date:	10/18/2019
Troy J. Rillo, Esq.
Chief Compliance Officer

D-Beta One GP, LLC

By:	/s/ Troy J. Rillo, Esq.	Date:	10/18/2019
Troy J. Rillo, Esq.
Chief Compliance Officer

/s/ Matthew Beckman		Date:	10/18/2019
Matthew Beckman